Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-170485

August 8, 2011

Tudou Holdings Limited

Tudou Holdings Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611(calling these numbers is not toll-free outside the United States). You may also access the Company’s most recent preliminary prospectus dated August 4, 2011, which is included in Amendment No.7 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on August  4, 2011, by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1499599/000119312511210211/df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated August 3, 2011. All references to page numbers are to page numbers in Amendment No. 6 to the Company’s registration statement on Form F-1 as filed via EDGAR with the SEC on August 3, 2011.

I. The following new section entitled “Recent Developments” is inserted beginning on page 68.

RECENT DEVELOPMENTS

The following is a summary of our selected unaudited consolidated statements of operations data for the three months ended June 30, 2011, compared to our selected unaudited consolidated statements of operations data for the three months ended June 30, 2010 and March 31, 2011. Our financial results for the three months ended June 30, 2011 may not be indicative of our financial results for the full year ending December 31, 2011 or for future interim periods. See “Risk Factors—Risks Relating to Our Business and Our Industry—Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs decline.” See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information regarding trends and other factors that may influence our results of operations and financial condition.

	For the Three Months Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	(RMB) (unaudited)	(RMB) (unaudited)	(RMB) (unaudited)	(US$) (unaudited)
	(in thousands)
Net revenues	59,999.3	79,377.0	116,671.6	17,817.1
Cost of revenues	(61,844.5)	(80,995.8)	(85,577.9)	(13,068.7)

Gross profit (loss)	(1,845.2)	(1,618.9)	31,093.7	4,748.4

Operating expenses:
Sales and marketing expenses	(29,710.5)	(76,383.9)	(55,679.7)	(8,502.9)
General and administrative expenses	(9,757.1)	(83,887.6)	(31,029.5)	(4,738.6)

Total operating expenses	(39,467.6)	(160,271.5)	(86,709.2)	(13,241.5)

Loss from operations	(41,312.8)	(161,890.3)	(55,615.5)	(8,493.1)
Fair value changes in warrant liabilities	2,780.5	(170,385.1)	(18,979.5)	(2,898.4)

Net loss	(45,196.1)	(335,980.3)	(78,863.3)	(12,043.3)

Non-GAAP Financial Data

Adjusted net loss(1)	(47,098.1)	(58,978.9)	(37,233.0)	(5,685.9)

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Quarterly Results of Operations” for information on the limitations of using adjusted net loss as an analytical tool. Adjusted net (loss) for the three months ended June 30, 2010, March 31, 2011 and June 30, 2011 is calculated as follows:

	For the Three Months Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	(RMB) (unaudited)	(RMB) (unaudited)	(RMB) (unaudited)	(US$) (unaudited)
	(in thousands)
Net loss	(45,196.1)	(335,980.3)	(78,863.3)	(12,043.3)
Add back: share-based compensation expenses	878.5	106,616.3	22,650.8	3,459.0
fair value changes in warrant liabilities	(2,780.5)	170,385.1	18,979.5	(2,898.4)
Adjusted net loss	(47,098.1)	(58,978.9)	(37,233.0)	(5,685.9)

Net Revenues. Our net revenues increased by 94.5% to RMB116.7 million (US$17.8 million) for the three months ended June 30, 2011 from RMB60.0 million for the same period in 2010. The increase was primarily attributable to the increase in net revenues from our online advertising services. The increase in online advertising service net revenues was primarily attributable to a RMB11.5 million (US$1.8 million) increase in our net revenues from our existing advertisers, which reflected an increase in the average spending per advertiser. The increase in net revenues from online advertising services was also attributable to a RMB33.4 million (US$5.2 million) increase in net revenues from new advertisers as a result of increased acceptance of our online advertising services and our marketing efforts. The number of our advertisers increased from 297 for the three months ended June 30, 2010 to 378 for the same period in 2011. For the three months ended June 30, 2011, we also generated net revenues of RMB11.1 million (US$1.7 million) from our mobile video services, representing an increase of 325.0% from RMB2.6 million for the same period in 2010. In addition, we generated net revenues of RMB3.4 million (US$0.5 million) in the second quarter of 2011 by sub-licensing some of our licensed content that we purchased from third party content vendors, representing approximately 2.9% of our net revenues for the period, whereas we did not drive any sub-licensing revenues in the second quarter of 2010.

Our net revenues increased by 47.0% to RMB116.7 million (US$17.8 million) for the three months ended June 30, 2011 from RMB79.4 million for the three months ended March 31, 2011. The increase primarily resulted from an increase in net revenues from our online advertising services. The increase in net revenues was also due to seasonality. Our net revenues in the first quarter of each year are relatively low compared to the other quarters primarily as a result of the Chinese New Year holidays, during which we typically have a smaller number of advertisers and a lower amount of average spending by each advertiser than during other quarters of the year.

Cost of Revenues. Our cost of revenues increased by 38.4% to RMB85.6 million (US$13.1 million) for the three months ended June 30, 2011 from RMB61.8 million over the same period in 2010. The increase was primarily attributable to a RMB8.7 million (US$1.3 million) increase in our Internet bandwidth costs primarily due to expansion of our Internet bandwidth in response to increased traffic on our website, a RMB4.3 million (US$0.7 million) increase in service fees paid to mobile application store operators and handset design houses in connection with our mobile video services, a RMB3.8 million (US$0.6 million) increase in advertisement production expenses primarily attributable to advertisement outsourcing fees paid to third parties for advertisement production, and a RMB2.6 million (US$0.4 million) increase in salaries and benefits for our employees associated with our platform operations, which is related to the expansion of our platform operations. In addition, our share-based compensation expenses allocated to cost of revenues increased to RMB3.0 million (US$0.5 million) for the three months ended June 30, 2011 from RMB0.1 million primarily as a result of the increase in the fair value of our ordinary shares.

Our cost of revenues increased by 5.7% to RMB85.6 million (US$13.1 million) for the three months ended June 30, 2011 from RMB81.0 million for the three months ended March 31, 2011. The increase was primarily attributable to a RMB8.1 million (US$1.2 million) increase in amortization of our licensed content procurement and production costs that in turn were mainly attributable to our increased purchase of licensed content, a RMB3.3 million (US$0.5 million) increase in our Internet bandwidth costs, and a RMB2.6 million (US$0.4 million) increase in advertisement production expenses primarily attributable to advertisement outsourcing fees paid to third parties for advertisement production. The increase was partially offset by the decrease in share-based compensation expenses in the second quarter of 2011. We recorded RMB14.7 million in share-based compensation expenses allocated to cost of revenues in the first quarter of 2011 compared to RMB3.0 million (US$0.5 million) in the second quarter of 2011.

In the foreseeable future, we expect our Internet bandwidth costs to continue to increase in absolute terms given the anticipated increase in the volume of our website traffic, and to decrease as a percentage of our total net revenues as we continue to increase our revenues. We also expect content procurement and production costs in relation to cost of revenues to significantly increase in the foreseeable future because we plan to procure more licensed content and produce more content that is developed in house.

Gross Profit (Loss). As a result of the foregoing, our gross profit was RMB31.1 million (US$4.7 million) for the three months ended June 30, 2011 compared to a gross loss of RMB1.8 million over the same period in 2010 and a gross loss of RMB1.6 million for the three months ended March 31, 2011.

Operating Expenses. Our operating expenses increased by 119.7% to RMB86.7 million (US$13.2 million) for the three months ended June 30, 2011 from RMB39.5 million over the same period in 2010, but decreased by 45.9% from RMB160.3 million for the three months ended March 31, 2011. The increase in our operating expenses for the three months ended June 30, 2011 compared to the same period of 2010 was due to both an increase in our sales and marketing expenses and an increase in our general and administrative expenses.

•

Our sales and marketing expenses increased by 87.4% to RMB55.7 million (US$8.5 million) for the three months ended June 30, 2011 from RMB29.7 million over the same period in 2010. This increase was attributable to an increase of RMB11.2 million (US$1.7 million) in salaries and benefits for our sales and marketing staff resulting from an increase in performance-based salary and bonus expenses and our hiring additional sales professionals. We had 213 sales professionals as of June 30, 2011 compared to 150 as of June 30, 2010. The increase was also attributable to an increase of RMB5.6 million (US$0.9 million) in our marketing and promotion expenses. In addition, the increase was partially attributable to an increase in share-based compensation expenses allocated to sales and marketing expenses in the second quarter of 2011 as compared to the same period in 2010. We recorded RMB9.8 million (US$1.5 million) of share-based compensation expenses under our sales and marketing expenses for the three months ended June 30, 2011, compared to RMB0.4 million for the same period in 2010.

•

Our general and administrative expenses increased by 218.0% to RMB31.0 million (US$4.7 million) for the three months ended June 30, 2011 from RMB9.8 million over the same period in 2010. The increase was primarily due to (i) a RMB9.5 million (US$1.4 million) increase in share-based compensation expenses recorded under our general and administrative expenses, (ii) a RMB3.3 million (US$0.5 million) increase in allowance for bad debts related to accounts receivable from certain advertising agencies, (iii) a RMB2.7 million (US$0.4 million) increase in salaries and benefits for our general and administrative staff resulting from our hiring additional personnel to support our growth, (iv) a RMB1.9 million (US$0.3 million) increase in legal service fees in connection with copyright infringement suits, and (v) a RMB0.9 million (US$0.1 million) increase in office rental expenses.

The decrease in our operating expenses for the three months ended June 30, 2011 compared to the three months ended March 31, 2011 was due to both a decrease in our sales and marketing expenses and a decrease in our general and administrative expenses.

•

Our sales and marketing expenses decreased by 27.1% to RMB55.7 million (US$8.5 million) for the three months ended June 30, 2011 from RMB76.4 million for the three months ended March 31, 2011. The decrease was primarily attributable to a decrease in share-based compensation expenses allocated to sales and marketing expenses from RMB35.0 million in the first quarter of 2011 to RMB9.8 million (US$1.5 million) for the three months ended June 30, 2011. The decrease was also due to a decrease of conference and activities expenses from RMB3.3 million in the first quarter of 2011, which expenses were primarily attributable to events organized in connection with the Chinese New Year holidays during the first quarter of 2011, to RMB0.2 million for conference and activities expenses in the second quarter of 2011. The decrease was partially offset by a RMB5.4 million (US$0.8 million) increase in salaries and benefits for our sales and marketing staff resulting from an increase in performance-based salary and bonus expenses and from hiring additional sales professionals in the second quarter of 2011.

•

Our general and administrative expenses decreased by 63.0% to RMB31.0 million (US$4.7 million) for the three months ended June 30, 2011 from RMB83.9 million for the three months ended March 31, 2011. The decrease was primarily due to a decrease in share-based compensation expenses allocated to our general and administrative expenses from RMB56.8 million in the first quarter of 2011 to RMB9.8 (US$1.5 million) in the second quarter of 2011. In addition, the decrease was also attributable to a decrease of RMB8.2 million (US$1.2 million) in allowance for bad debts, which in turn was attributable to a significant improvement in our average accounts receivable turnover days from 210 days in the first quarter of 2011 to 149 days in the second quarter of 2011 due to our enhanced collection efforts. The decrease was partially offset by a RMB0.8 million (US$0.1 million) increase in salaries and benefits for our general and administrative staff resulting from hiring additional personnel in the second quarter of 2011.

Loss from Operations. As a result of the foregoing, our loss from operations increased by 34.6% to RMB55.6 million (US$8.5 million) for the three months ended June 30, 2011 from RMB41.3 million over the same period in 2010, but decreased by 65.6% from RMB161.9 million for the three months ended March 31, 2011.

Fair Value Changes in Warrant Liabilities. We recorded a loss of RMB19.0 million (US$2.9 million) from fair value changes in certain warrants for the three months ended June 30, 2011, compared to a gain of RMB2.8 million for the same period of 2010 and a loss of RMB170.4 million for the three months ended March 31, 2011. The loss or gain resulted from fair value changes in warrants that we issued in connection with the issuance of the convertible loan in April 2010 and the warrants we issued in connection with the issuance of our Series E preferred shares in July 2010.

Net Loss. As a result of the foregoing, our net loss increased by 74.5% to RMB78.9 million (US$12.0 million) for the three months ended June 30, 2011 from a net loss of RMB45.2 million over the same period in 2010, but decreased by 76.5% from a net loss of RMB336.0 million for the three months ended March 31, 2011.

Certain Balance Sheet Items. As of June 30, 2011, we had RMB135.8 million (US$20.7 million) in cash and cash equivalents and RMB78.6 million (US$12.0 million) in restricted cash. The RMB78.6 million (US$12.0 million) in restricted cash represented cash pledged with banks for commercial loans. As of June 30, 2011, we had a total of RMB72.3 million (US$11.0 million) in short-term loans extended to us by commercial banks in China, RMB259.4 million (US$39.6 million) in accounts receivable, RMB18.7 million (US$2.9 million) in purchased content as current assets, and RMB60.0 million (US$9.2 million) in purchased content as non-current assets.

II. The following replaces the entire subsection entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Certain Statement of Operations Items—Cost of Revenues” on page 73.

Cost of Revenues

Our cost of revenues consists of Internet bandwidth cost, advertisement production expenses, amortization and write-down of content procurement and production costs, wireless service fees and other costs. Our total cost of revenues amounted to RMB143.3 million, RMB127.2 million and RMB226.4 million in 2008, 2009 and 2010, respectively. Our total cost of revenues amounted to RMB41.7 million and RMB81.0 million (US$12.4 million) for the three months ended March 31, 2010 and 2011, respectively.

Internet bandwidth cost represents the fees we pay to bandwidth vendors, which are typically provincial subsidiaries of telecommunications operators such as China Telecom and China Unicom, or independent third parties that purchase bandwidth from major telecommunications operators in China. In the foreseeable future, we expect our Internet bandwidth costs to continue to increase in absolute amount given the anticipated increase in the volume of our website traffic, and to decrease as a percentage of our total net revenues as we continue to increase our revenues and to control the Internet bandwidth procurement cost per unit through the adoption of inhouse built CDN system instead of leasing from third-party CDN service providers, our optimal use of Internet bandwidth, our bandwidth saving technology such as our innovative “Fast Tudou” software, and our unit price negotiation efforts.

Cost of revenues relating to content procurement and production is primarily comprised of amortization and write-down associated with premium licensed and content produced in-house. We expect cost of revenues in relation to content procurement and production to significantly increase in the foreseeable future because we plan to procure more premium licensed content and produce more content developed in-house such as our “Made-For-Internet” drama series and because the unit procurement cost of premium licenses content, such as licensing fees for TV drama series and movies, continues to increase. During the three years ended December 31, 2009, we obtained licenses for more than 830 TV drama series and 240 movies. In 2010, we significantly increase our content procurement and obtained licenses for more than 1,360 TV drama series, 1,180 movies and 180 variety shows. In the six months ended June 30, 2011, we obtained licenses for more than 440 TV drama series, 400 movies and 130 variety shows.

Furthermore, licensed content is carried at the lower of unamortized cost or net realizable value pursuant to ASC 920-350-35-3. Under the net realizable value approach, we compare the unamortized cost of each category of licensed content to the expected net realizable value attributable to respective categories of content, which is the estimated future cash inflows related to the particular category of content less direct costs to deliver the content to derive the net realizable value at the end of each quarter. During the years ended December 31, 2008 and 2009 and the six months ended June 30, 2010, we recorded write-down of licensed content because the estimated net realizable value was lower than the net carrying value. During the years ended December 31, 2008 and 2009, the licensed content was fully written down because we estimated that we would not be able to generate sufficient cash inflows from future advertising services due to our limited track record of generating operating cash flows. Starting from the third quarter in 2010, with the expansion of our business and our significantly improved performance which improved our estimated future cash inflows, we estimated that the future net cash flow would be sufficient to cover the unamortized balance of the licensed content. Therefore, we did not record any write-down in the six months ended December 31, 2010 and three months ended March 31, 2011. Advertisement production expenses are primarily comprised of the outsourcing fees we pay to third parties for processing the advertisement materials provided by advertisers to a form or size that fits online display, for which we do not request our customers to reimburse us or pay additional prices and expenses associated with our integrated marketing programs, such as the “Internet Millionaire” competition program for Nokia and “Win Gold by One Smile” for Minute Maid, one of Coca-Cola’s sub-brands. We expect such expenses to increase corresponding to the increase in our advertising service revenues.

Other costs consist primarily of depreciation for servers, other computer hardware and equipment that are directly related to our business operations and technical support as well as labor cost related to our technical support personnel. We expect the depreciation recognized under cost of revenues to increase in absolute amounts as a result of the purchase of additional equipment due to the traffic growth of our website. While we expect our labor costs recognized under cost of revenues to increase, we expect such cost of revenues as a percentage of our total cost of revenues to remain relatively insignificant.

We began incurring service fees for mobile video services starting in the first quarter of 2010. These service fees represent the service fees paid to mobile application store operators and handset design houses in connection with our mobile video services. We expect such costs to increase proportionally with the increase in our mobile video service revenues.

III. The following replaces the entire subsection entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Amortization and Write-down of Premium Licensed and In-house Produced Contents” on pages 90 to 92.

Amortization and Write-down of Premium Licensed and In-house Produced Contents

We incur content procurement costs primarily as a result of our obtaining copyright licenses of third-party content, such as TV series and movies, as well as producing in-house developed content.

Premium Licensed Content

The premium licensed content is amortized on a straight line basis over its licensing period. The term of the licensing period is driven by various factors, such as the availability in the market, different terms set by the vendors, cost and types of content. The weighted average amortization period of the premium licensed content was 1.1 years, 1.0 year, 2.0 years and 1.9 years during 2008, 2009, 2010 and the three months ended March 31, 2011, respectively.

We have now begun to monitor the number of video views of the licensed premium content by category. The five categories we use are movies and TV series, variety shows, music, animation and others. As part of the interim procedures to monitor the number of video views of the premium licensed content by category as noted above, we are retrieving the historical number of video views and have begun to analyze the number of click views by sub-grouping content that was licensed within the same quarter in each of the five categories and tracking the number of video views for each of these categories over the licensing period. We will then re-assess the amortization policy based on the results of the historical viewership pattern for each of the premium licensed content categories. If the number of video views indicates a shorter amortization period or a clear pattern of usage that differs from the current straight line amortization policy, we will then revise the amortization policy prospectively. These changes, if required in the future, could increase our amortization expenses and reduce our capitalized content balance.

We plan to implement a system, which would allow the Company to capture the number of video views relating to each individual or block of content based on how they are licensed. With such a system in place, we can evaluate the amortization period and the method for each individual or block of content separately, which will give us a clearer view of the length of the amortization period and actual usage pattern. We evaluate the unamortized cost and net realizable value for each premium licensed content category: movies and TV series, variety shows, music, animations and others. The premium licensed content is carried at the lower of unamortized cost and net realizable value pursuant to ASC 920-350-35-3. Under the net realizable value approach, we compare the unamortized cost of each premium licensed content category with the expected net realizable value attributable to such category of content, which is the estimated future cash inflows related to the particular category of content net of the direct costs to deliver these contents at each quarter end. A writedown is recorded if the net realizable value is lower than the net carrying value. Once the write-down is recorded, it establishes a new cost basis and cannot be subsequently reversed. When estimating the expected net realizable value for the content library, we look to the existing and expected future advertising contracts, existing and estimated future direct cost as well as the operating plan in deriving the cash inflows available to recover the cost of premium licensed content over the remaining licensing period. We also apply a discount rate to adjust cash flow beyond one year. We estimate the future advertising revenue from the overall content library over the weighted average term of the premium licensed content as the weighted average term of the premium licensed content for each category is similar to the overall weighted average life as follows:

•

for near term (e.g., 1-2 quarters), we estimate the advertising revenues based on the secured advertising contracts, advertisers’ current budgets and possible advertising campaigns, and recurring advertising spendings and media allocations through our discussions with the advertisers and advertising agencies;

•

for mid-term (e.g., the remaining period within a year), we project the advertising revenue based on the estimated advertising budgets of the advertisers and framework agreements entered into with the advertising agencies for that period and updates the estimates based on ongoing communications with the advertisers and advertising agencies; and,

•

for periods beyond one year, we estimate the projected advertising revenues based on the budget for the current year obtained from the advertising agencies and advertisers, and adjust the forecasted change

•

for the future year. When estimating the advertising revenue, we take into account the expected seasonal promotions for certain types of advertisers as well as the expected price adjustment in the future. We have typically adjusted our pricing on a semi-annual basis, which has been incorporated into the estimates.

We closely monitor our relationships with the advertising agencies and advertisers and have constant communications with them to obtain and update our understanding of these agencies and advertisers’ advertising budgets and allocation of these budgets to various advertising channels, such as TV, internet and newspapers. We use such information as the basis for our operational budget and forecast. Based on our historical experience, we believe this provides a reasonably reliable basis for our estimate of the future advertising revenue.

The allocation of the estimated future net cash flow of the content library is based on the number of video views for each category of content as a percentage of the total number of video views for the entire content library. We believe the number of video views for each category of content is highly correlated to the future advertising cash flows to be generated by each content category because advertisers are attracted to our advertising services by the popularity of our website, which we believe is reasonably represented by the number of video views. Because we purchase a large portion of our licensed content in blocks, including movies and TV series, we have begun accumulating our historical purchase information and will continue to collect and evaluate market information, including the pricing information for individual TV series or movies if and when such information becomes available. With China’s domestic content market becoming more mature and more content producers and vendors entering this market in the future, we believe that we will have more transparent pricing information and market data when negotiating with content vendors, which we believe will help us better value individual content. Furthermore, when the market value for individual TV series and movies becomes available, we intend to use the market value to allocate the license cost for movies and TV series purchased in blocks to evaluate the unamortized cost and the net realizable value for movies and TV series as different categories. In the event such market does not materialize, we intend to allocate the cost of TV series and movies block purchases between TV series and movies based on the average historical cost paid for individual TV series and movie. We will perform NRV analyses for each category on a quarterly basis. Based on our estimate, we anticipate that we will perform such disaggregation by the middle of 2012.

In-house Produced Content

Following the guidance under ASC 926-20-25, we capitalize the direct costs incurred in physical production of the content produced in-house. With respect to production costs of episodic television series, until we can establish estimates of secondary market revenue, such revenues are not considered when assessing the recovery of content produced in-house. As of March 31, 2011, we were not able to reasonably and reliably establish any estimates of secondary market revenue. Therefore, we have not considered secondary market revenue when assessing the recovery of the content produced in-house. The content produced in-house is amortized over the projected useful life of eight months. The capitalized costs are subject to impairment when the fair value is less than its unamortized costs. The capitalized costs for content produced in-house are subject to impairment in accordance with ASC 926-20-35-12 to 35-18, if an event or change in circumstances indicates that the fair value is less than its unamortized costs. There has been no impairment recognized relating to the content produced inhouse in any of the periods presented.